SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No.___________)*


                          EQUALNET COMMUNICATIONS CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    294408109
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                  July 24, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         ( )    Rule 13d-1(b)

         (X)      Rule 13d-1(c)

         ( )    Rule 13d-1(d)

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294408109                                             13G                                              Page 2 of 5 Pages

 -------------------- --------------------------------------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SA Telecommunications, Inc.;  75-2258519
 -------------------- --------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  (   )
                                                                                                      (b)  (   )
 -------------------- --------------------------------------------------------------------------------------------------------------
          3           SEC USE ONLY
 -------------------- --------------------------------------------------------------------------------------------------------------
          4           CITIZENSHIP  OR PLACE  OF  ORGANIZATION  Delaware,  United
                      States of America
 ---------------------------- ------- ----------------------------------------------------------------------------------------------

   NUMBER OF SHARES             5     SOLE VOTING POWER
   BENEFICIALLY                       1,950,730<F1>
                              ------- ----------------------------------------------------------------------------------------------
   OWNED BY EACH REPORTING      6     SHARED VOTING POWER<F1>
   PERSON                             0
                              ------- ----------------------------------------------------------------------------------------------
   WITH                         7     SOLE DISPOSITIVE POWER
                                      1,950,730
                              ------- ----------------------------------------------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER<F1>
                                      0
 -------------------- --------------------------------------------------------------------------------------------------------------

          9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,950,730 shares
 -------------------- --------------------------------------------------------------------------------------------------------------
         10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                      (   )
 -------------------- --------------------------------------------------------------------------------------------------------------
         11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      8.36%
 -------------------- --------------------------------------------------------------------------------------------------------------
         12           TYPE OF REPORTING PERSON
                      CO
 -------------------- --------------------------------------------------------------------------------------------------------------

<F1> SA  Telecommunications,  Inc. (the  "Registrant")  is the beneficial owner of 195,073 shares of EqualNet Series C Convertible
Preferred Stock (the "Preferred  Stock"),  which is immediately  convertible  into 1,950,730  shares of EqualNet common stock (the
"Common Stock"). The Preferred Stock has no voting rights (except in certain limited circumstances) and is not registered pursuant to Section 12 of the Act. However, the Common Stock has voting rights. Accordingly,  for purposes of this Schedule 13(g) only, the shares of Preferred  Stock owned by the  Registrant  will be treated as though the  conversion  option had been  exercised and all references herein will be to the Common Stock.

Item 1(a).     Name of Issuer:
               EqualNet Communications Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               EqualNet Plaza
               1250 Wood Branch Park Drive
               Houston, Texas 77079

Item 2(a).     Name of Person Filing:
               This statement is filed on behalf of:

                      SA Telecommunications, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               The principal business address of the Reporting Persons is:

                    SA Telecommunications, Inc.
                    1600 Promenade Center, Suite 1450
                    Richardson, Texas 75080
                    Attention: Windle R. Ewing
                    Telephone #: (972) 301-6467
                    Facsimile #: (972) 690-5925

Item 2(c).     Citizenship:
               Delaware, United States of America

Item 2(d).     Title of Class of Securities:
               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
               294408109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) ( ) Broker or Dealer registered under Section 15 of the Act

               (b) ( ) Bank as defined in section 3(a)(6) of the Act

               (c) ( ) Insurance Company as defined in section 3(a)(19) of the act

               (d) ( ) Investment  Company  registered  under  section  8 of the
                       Investment Company Act

               (e) ( ) Investment  Adviser  registered under section 203 of the
                       Investment Advisers Act of 1940

               (f) ( ) Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1
                       (b)(1)(ii)(F)

               (g) ( ) Parent Holding Company, in accordance withss.240.13d-1(b)
                       (ii)(G) (Note:  See Item 7)

               (h) ( ) Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                              (Page 3 of 5 Pages)

Item 4.        Ownership.

---------------------------    ------------     --------      -----------     --------------     ------------     ---------------
                               Amount                                                            Sole             Shared
                               Beneficially     Percent       Sole Voting     Shared             Dispositive      Dispositive
Entity                         Owned            of Class      Power           Voting Power       Power            Power
===========================    ============     ========      ===========     ==============     ============     ===============
SA Telecommunications, Inc.     1,950,730        8.36%         1,950,730      not applicable      1,950,730       not applicable
===========================    ============     ========      ===========     ==============     ============     ===============

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                       (Page 4 of 5 Pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 31, 1998


                                              SA TELECOMMUNICATIONS, INC.


                                              By:/s/ Albert B. Gordon, Jr.
                                                 Name:   Albert B. Gordon, Jr.
                                                 Title:  Chief Executive Officer


                              (Page 5 of 5 Pages)